Mail Stop 3561

      May 24, 2006

Mr. David LaDuke, President
Sputnik, Inc.
650 Townsend Street, Suite 320
San Francisco, CA 94103

      Re:	Sputnik, Inc.
   Amendment No. 10 to Registration Statement on
   Form SB-2
      Filed May 10, 2006
		File No. 333-126158

Dear Mr. LaDuke:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 10

1. Please update to include any additional expenses to be paid, directly or indirectly, to GoPublicToday.com from the use of proceeds, if any.

Security Ownership of Certain Beneficial Owners and Management,
page
16

2. Please update this section.


Management`s Discussion and Analysis of Financial Condition and
Results of Operation,

Results of Operations For the Three Months Ended March 31, 2006
Compared to the Three Months Ended March 31, 2005, page 24

3. Please discuss the reasons for the increase in gross profit percentage from 55% to 65% on a substantial decrease in revenues.

4. Define "recognized ratably."

Liquidity and Capital Resources, page 25

5. We note deletion of disclosure regarding the company`s issuance of common stock during the last fiscal year. It would appear that the issuance of common stock as a form of financing or liquidity would be important to investors. Please revise or advise. In addition, we note the deletion of the description of the amount of the legal debt owed to DLA Piper Rudnick Gray Cary, LLC and the statement that the debt is described elsewhere. We were unable to find the description of this debt elsewhere. Please include the amount owed and revise accordingly.

Certain Relationships and Related Transactions

6. Indicate the nature of the relationship between the registrant and
GoPublicToday.com and disclose the beneficial owner(s) of GoPublicToday.com.

7. GoPublicToday.com is clearly a promoter of the company and should be indicated as such.

8. Clarify the owners of Public Company Management Services, Inc.

9. Update the December 31, 2005 dates mentioned throughout this section to the latest date practicable prior to effectiveness of the registration statement.

Other

10. The reference to the report date of January 25, 2006 in the consent of the independent registered public accounting firm is inconsistent with the audit report date of May 9, 2006 included in the registration statement. Please revise.





* * * * *

      As appropriate, please amend your registration statement in response to these comments. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 with any other questions.

								Sincerely,



								John Reynolds
      Assistant Director

cc:	Michael Williams
	Fax (813) 832-5284

David LaDuke
Sputnik, Inc.
May 24, 2006
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